

Daniel Edelstein, MHA · 3rd

Enterprise Performance Optimization at L.A. Care Health Plan
Palos Verdes Peninsula, California, United States · **Contact info**

500+ connections

 L.A. Care Health Plan

University of Southern California

Experience

 **L.A. Care Health Plan**
7 yrs 3 mos

Manager, Enterprise Performance Optimization
Aug 2021 – Present · 5 mos

Senior Business Analyst
May 2019 – Sep 2021 · 2 yrs 5 mos

Project Specialist
Oct 2014 – May 2019 · 4 yrs 8 mos

 **Accounting Associate**
Shorewood Realtors
Aug 2014 – Oct 2014 · 3 mos

 **Risk Management Intern**
St. Francis Medical Center
2013 · less than a year

 **Research Intern to Chief Psychologist**
Los Angeles Biomedical Research Institute at Harbor-UCLA Medical Center
Jun 2012 – Sep 2012 · 4 mos

Education

 **University of Southern California**
Master's Degree, Health Care Administration
2016 – 2018
Activities and Societies: Upsilon Phi Delta Honor Society

 **University of California, Davis**
Bachelor of Arts (B.A.), Psychology
2010 – 2014

 **Palos Verdes High School**
High School
2005 – 2009
Activities and Societies: CSF Gold Seal Bearer